

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

March 24, 2009

Via U.S. Mail and Facsimile to +31 20 59 77230

Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer
Koninklijke Philips Electronics N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

      **Re:    Koninklijke Philips Electronics N.V.**
              **Form 20-F for the Fiscal Year ended December 31, 2008**
              **File No. 001-05146-01**

Dear Mr. Sivignon:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal-Year ended December 31, 2008

Exhibit 15(b)

US GAAP Financial Statements, page 124

Significant accounting policies, page 136

Revenue recognition, page 137

1.      We see disclosures herein that "The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectibility is reasonably assured. For consumer-type products in the segments Lighting and Consumer Lifestyle, these criteria are *generally* met at the time the product is shipped and delivered to the customer…".   With respect to each of your segments, please describe for us in greater detail the nature of any revenue transactions that result in revenues being recorded other than "at the time the product is shipped and delivered to the customer".  Specifically tell us when, if ever, revenues are recorded prior to a products shipment or delivery to a customer.   Provide us with references to the authoritative US GAAP that supports your accounting for any such transactions.  When preparing future filings, please consider whether use of the description "generally" when referring to your revenue recognition policies is useful for the readers of your financial statements and notes thereto.

Notes to the US GAAP financial statements, page 142

Note 17.  Goodwill, page 158

2.      We see you indicate that "Due to deteriorating economic circumstances and the decline of the market capitalization of the Company, trigger-based impairment tests were performed in the latter half of the year using updated assumptions. The trigger-based tests resulted in goodwill impairment charges of EUR 234 million…" Regarding your impairment analysis of goodwill, please address the following:

·      tell us, in light of deteriorating market conditions, the last date you assessed each of your reporting unit's goodwill for impairment and the results of such tests;
·      we note from your goodwill accounting policy disclosures on page 140 that you generally use discounted projected cash flows to determine the fair value of your reporting units.  In light of the guidance in paragraph 19 of SFAS 157, which indicates that multiple valuation techniques could be appropriate in determining the fair value of reporting units, please specifically tell us how

> you considered other valuation approaches in determining the fair value of your reporting units; and
>
> · tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results from your discounted cash flow projections. In this regard, we note that paragraph 23 of SFAS 142 indicates that quoted market prices in active markets are the best evidence and should be used if available.

3.      In a related matter, tell us the last date you assessed your property, plant and equipment and intangible assets (excluding goodwill) for impairment and the results of such tests.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
> · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
> · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters.  In this regard, do not hesitate to contact Angela Crane Branch Chief, at (202) 551-3554.


Sincerely,


Jay Webb
Reviewing Accountant